Exhibit 2.3

AFFILIATE AGREEMENT

THIS AFFILIATE AGREEMENT (the “Agreement”), dated as of June 9, 2013, is by and among UNION FIRST MARKET BANKSHARES CORPORATION, a Virginia corporation (“Union”), STELLARONE CORPORATION, a Virginia corporation (“StellarOne”), and the undersigned stockholder of Union (the “Stockholder”). All terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (defined below).

WHEREAS, the Boards of Directors of Union and StellarOne have approved a business combination of their companies through the merger (the “Merger”) of StellarOne with and into Union pursuant to the terms and conditions of an Agreement and Plan of Reorganization, dated as of June 9, 2013, between Union and StellarOne, and a related Plan of Merger (together referred to herein as the “Merger Agreement”);

WHEREAS, the Stockholder is the beneficial and registered owner of, and has the sole power to vote or direct the disposition of the number of shares of common stock, par value $1.33 per share, of Union (“Union Common Stock”) set forth opposite the Stockholder’s name on Schedule A hereto (such shares, together with all shares of Union Common Stock subsequently acquired by the Stockholder during the term of this Agreement, are referred to herein as the “Shares”); and

WHEREAS, as a condition and inducement to StellarOne and Union entering into the Merger Agreement, the Stockholder has agreed to enter into and perform this Agreement.

NOW, THEREFORE, in consideration of the covenants, representations, warranties and agreements set forth herein and in the Merger Agreement, and other good and valuable consideration (including the merger consideration set forth in Article 2 of the Merger Agreement), the receipt and sufficiency of which are acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Agreement to Vote.

During the term of this Agreement and at such time as Union conducts the Union Stockholders Meeting, the Stockholder agrees to vote or cause to be voted all of the Shares, and to cause any holder of record of the Shares to vote all such Shares, in person or by proxy: (i) in favor of the amendment to the Union Articles of Incorporation as described in Section 1.4(a) of the Merger Agreement and in favor of the Merger Agreement at the Union Stockholders Meeting; and (ii) against (A) any Acquisition Proposal, (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Union under the Merger Agreement or of the Stockholder under this Agreement and (C) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of StellarOne’s or Union’s conditions under the Merger Agreement.

2. Covenants of Stockholder.

The Stockholder covenants and agrees as follows:

(a) Ownership. The Stockholder is the beneficial and registered owner of the Shares as set forth opposite the Stockholder’s name on Schedule A hereto. Except for the Stockholder’s Shares, the Stockholder is not the beneficial or registered owner of any other shares of Union Common Stock or rights to acquire shares of Union Common Stock and for which Stockholder has sole right and power to vote and/or dispose. For purposes of this Agreement, the term “beneficial ownership” shall be interpreted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

(b) Restrictions on Transfer. During the term of this Agreement, the Stockholder will not sell, pledge, hypothecate, grant a security interest in, transfer or otherwise dispose of or encumber any of the Shares and will not enter into any agreement, arrangement or understanding (other than a proxy for the purpose of voting the Stockholder’s Shares in accordance with Section 1 hereof) which would during that term (i) restrict, (ii) establish a right of first refusal to, or (iii) otherwise relate to, the transfer or voting of the Shares.

(c) Authority. The Stockholder has full power, authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully the Stockholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes the legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

(d) No Breach. None of the execution and delivery of this Agreement nor the consummation by the Stockholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, loan and credit arrangements, Liens (as defined in Section 2(e) below), trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Stockholder is a party or bound or to which the Shares are subject.

(e) No Liens. The Shares and the certificates representing the Shares are now, and at all times during the term of this Agreement, will be, held by the Stockholder, or by a nominee or custodian for the benefit of the Stockholder, free and clear of all pledges, liens, security interests, claims, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (each, a “Lien”), except for (i) any Liens arising hereunder, and (ii) Liens, if any, which have been disclosed on Schedule B attached hereto.

(f) Consents and Approvals. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of his or her obligations under this Agreement and the consummation by him or her of the transactions contemplated hereby will not, require the Stockholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.

(g) Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of the Stockholder, threatened against or affecting the Stockholder or any of his or her affiliates before or by any Governmental Authority that could reasonably be expected to materially impair the ability of the Stockholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby.

(h) No Solicitation. During the term of this Agreement, the Stockholder shall not, nor shall he or she permit any investment banker, attorney or other adviser or representative of the Stockholder to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

(i) Statements. The Stockholder shall not make any statement, written or oral, to the effect that he or she does not support the Merger or that other stockholders of Union should not support the Merger.

3. No Prior Proxies.

The Stockholder represents, warrants and covenants that any proxies or voting rights previously given in respect of the Shares are revocable, and that any such proxies or voting rights are hereby irrevocably revoked.

4. Certain Events.

The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including the Stockholder’s successors or assigns. In the event of any stock split, stock dividend, merger, exchange, reorganization, recapitalization or other change in the capital structure of Union affecting the Shares, the number of Shares subject to the terms of this Agreement shall be appropriately adjusted, and this Agreement and the obligations hereunder shall attach to any additional securities of Union issued to or acquired by the Stockholder.

5. Capacity; Obligation to Vote.

(a) Notwithstanding anything in this Agreement to the contrary, in the event that the Board of Directors of Union is permitted to engage in negotiations or discussions with any person who made an unsolicited bona fide written Acquisition Proposal in accordance with Section 5.5 of the Merger Agreement, the Stockholder shall be permitted, at the request of the Board of Directors of Union, to respond to inquiries from, and discuss such Acquisition Proposal with, the Board of Directors of Union. With respect to the terms of this Agreement relating to the Shares, this Agreement relates solely to the capacity of the Stockholder as a stockholder or other beneficial owner of the Shares and is not in any way intended to affect or prevent the exercise by the Stockholder of his or her responsibilities as a director or officer of Union, including actions permitted to be taken in compliance with Section 5.5 of the Merger Agreement. The term “Shares” shall not include any securities beneficially owned by the Stockholder as a trustee or fiduciary, and this Agreement is not in any way intended to affect the exercise by the Stockholder of his or her fiduciary responsibility in respect of any such securities.

(b) The parties hereto agree that, notwithstanding the provisions contained in Section 1 hereof, the Stockholder shall not be obligated to vote as required in Section 1 of this Agreement in the event that (i) StellarOne is in material default with respect to any covenant, representation, warranty or agreement with respect to it contained in the Merger Agreement, or (ii) Union is otherwise entitled to terminate the Merger Agreement.

6. Term; Termination.

The term of this Agreement shall commence on the date hereof. This Agreement shall terminate upon the earlier of (i) the Effective Date of the Merger, or (ii) termination of the Merger Agreement in accordance with Article 7 of the Merger Agreement. Other than as provided for herein, following the termination of this Agreement, there shall be no further liabilities or obligations hereunder on the part of the Stockholder, Union or StellarOne, or their respective officers or directors, except that nothing in this Section 6 shall relieve any party hereto from any liability for breach of this Agreement before such termination.

7. Stop Transfer Order.

In furtherance of this Agreement, as soon as practicable after the date hereof, the Stockholder shall hereby authorize and instruct Union to instruct its transfer agent to enter a stop transfer order with respect to all of Shares for the period from the date hereof through the date this Agreement is terminated in accordance with Section 6 hereof.

8. Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the applicable party hereto in accordance with their specific terms or were otherwise breached. Each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity. Each party hereto waives the posting of any bond or security in connection with any proceeding related thereto.

9. Amendments.

This Agreement may not be modified, amended, altered or supplemented except by execution and delivery of a written agreement by the parties hereto.

10. Governing Law.

This Agreement shall in all respects be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

11. Notices.

All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by telecopy or like transmission and on the next business day when sent by a reputable overnight courier service as follows: (i) with respect to Union or StellarOne, the applicable address set forth in Section 8.5 of the Merger Agreement, and (ii) with respect to the Stockholder, at the address for the Stockholder shown on the records of Union.

12. Benefit of Agreement; Assignment.

(a) This Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by, the parties hereto and their respective personal representatives, successors and assigns, except that the parties hereto may not transfer or assign any of their respective rights or obligations hereunder without the prior written consent of the other parties.

(b) The parties hereto agree and designate StellarOne Bank and Union First Market Bank as third-party beneficiaries of this Agreement, with StellarOne Bank and Union First Market Bank each having the right to enforce the terms hereof.

13. Counterparts.

This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

14. Severability.

In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

[Signatures on following page]

IN WITNESS WHEREOF, Union First Market Bankshares Corporation, StellarOne Corporation and the Stockholder have caused this Agreement to be duly executed as of the date and year first above written.

UNION FIRST MARKET
BANKSHARES CORPORATION

By:	/s/ G. William Beale
G. William Beale
Chief Executive Officer

STELLARONE CORPORATION

By:	/s/ O. R. Barham, Jr.
O. R. Barham, Jr.
President and Chief Executive Officer

STOCKHOLDER

/s/*
Name:

*	Individual signature of persons listed on Schedule A.

SCHEDULE A

Number of Shares

Name	Common Stock (including restricted stock)	Vested Options	Unvested Options
L. Bradford Armstrong	8,402	-0-	-0-
G. William Beale	82,243	27,992	42,077
Daniel I. Hansen	87,725	-0-	-0-
Ronald L. Hicks	98,655	-0-	-0-
Patrick J. McCann	13,012	-0-	-0-
R. Hunter Morin	48,197	-0-	-0-
W. Tayloe Murphy, Jr.	154,134	-0-	-0-
Thomas P. Rohman	350	-0-	-0-
Linda V. Schreiner	1,882	-0-	-0-
Raymond L. Slaughter	10,949	-0-	-0-
Ronald L. Tillett*	23,766	-0-	-0-
David J. Fairchild	6,660	8,356	8,803
Robert M. Gorman	5,072	-0-	-0-
John C. Neal	36,423	13,957	16,204
D. Anthony Peay	28,196	15,588	19,180
Elizabeth M. Bentley	9,757	10,176	12,295
Rex A. Hockemeyer	3,847	4,372	7,928
Total	610,504	80,441	106,487

*	Notwithstanding anything in the Agreement to the contrary, Mr. Tillett shall have the right to sell or otherwise transfer 9,000 of the 23,766 shares in order to complete a transaction pursuant to an agreement entered into prior to the date hereof.

SCHEDULE B

Liens

None